SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2005

China Petroleum & Chemical Corporation A6, Huixindong Street, Chaoyang District Beijing, 100029 People's Republic of China Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

This Form 6-K consists of: A clarification announcement made by China Petroleum & Chemical Corporation on February 7, 2005 in English.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 386)

CLARIFICATION ANNOUNCEMENT

  The directors of the Company note several recent newspaper articles reporting on the retirement of certain directors of the Company and would like to clarify that there is no proposed change in the directorate of the
Company as of the date of this announcement.

The directors of China Petroleum & Chemical Corporation (the “Company”) note several recent newspaper articles (the “Articles”) reporting on the retirement of certain directors of the Company. The board of directors of the Company would like to clarify as follows:

a.	The information contained in the Articles was not provided, nor the publication of which authorized, by any of the directors or otherwise representatives of the Company.

b.	As of the date of this announcement, there is no proposed change in the directorate of the Company.

c.	The Company will duly comply with all applicable rules and regulations if there is any change of directorate of the Company in the future, including, among other things, the notification requirements under Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Company Secretary

Beijing, 7 February 2005

As at the date of this announcement, the directors of the Company are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors of the Company are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of the Company is Mr. Cao Yaofeng.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge Name: Chen Ge Title: Secretary to the Board of Directors

Date: February 7, 2005